August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (516) 869-7117

Milton Cooper
Chairman of the Board and
 Chief Executive Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re: Kimco Realty Corporation**
> **Definitive 14A**
> **Filed April 6, 2007**
> **File No. 001-10899**

Dear Mr. Cooper:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation and Transactions with Management and Others, page 9

1. The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. Refer to Release 8732A, Section II.B.1. Please revise your disclosure so that your Compensation Discussion and Analysis precedes the tables required by Item 402 of Regulation S-K.

Summary Compensation Table, page 10

2. We note footnote (2) to the summary compensation table and the statement that "[p]ortions of awards over several years are included." Please expand your disclosure to clarify what you mean by your statement.

3. We note your disclosure on pages 14 and 21 that each year Mr. Friedman is entitled to a bonus equal to the lesser of (i) 15% of the Profits from your development subsidiary or (ii) $450,000. In the Compensation Discussion and Analysis, please analyze how Mr. Friedman's bonus was determined. Mr. Friedman's 2006 bonus appears to be included in column (g) of the summary compensation table and is greater than $450,000. Please explain how the bonus amount was determined given the formula and provide a brief definition of "Profits" as such term is defined in Mr. Friedman's employment agreement.

Potential Payments upon Termination or Change in Control, page 14

4. We note that each of Messrs. Flynn, Friedman and Pappagallo would be entitled to a lump-sum payment if such individual is terminated without cause or resigns within sixty days following a "change-in-control" and that you would continue to pay for such individual's group health and welfare benefits for the applicable period. Please expand your disclosure to quantify the value of the health and welfare benefits as appropriate. Refer to Item 402(j)(1) and Instruction 2 of Item 402(j) of Regulation S-K.

5. We note footnote (5) to the table on page 16 stating that Mr. Flynn's options vest immediately upon retirement. Please revise your disclosure to clarify whether a termination due to a change of control or death or disability would accelerate the vesting of Mr. Flynn's options or whether Mr. Flynn would otherwise be eligible to retire and quantify the value of such acceleration as appropriate. Refer to Item 402(j)(2) of Regulation S-K.

Compensation Discussion and Analysis, page 17

6. We note your discussion of the compensation consultant. Please disclose the material elements of the instructions or directions the compensation committee

gave the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

7.   You state on page 17 that you seek to design incentive compensation "to reward company-wide performance" and that you "reward the achievement of goals." In addition, we note that the compensation committee may retain consultants to assist the committee in guiding "the development of near-term individual performance objectives that are intended to achieve long-term profitability." To the extent you have target levels with respect to company performance or individual performance objectives, please disclose such targets. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Allocation Among Compensation Components, page 19

8.   Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 20, you state that the committee did not use a specific formula to determine base salary, but rather, considered the individual qualifications and experience, scope of responsibilities, future potential, the goals and objectives established for each named executive officer, past performance and the practices of your peer group. Analyze how the committee's consideration of these factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

9.   You state on page 19 that you attempt to be generally consistent with the practices of your peer group although you make appropriate adjustments for your business, culture and past compensation practices. Please expand your disclosure to discuss these adjustments. You further state on page 20 that, in the future, allocations among elements of compensation may vary in accordance with a particular named executive officer's overall contributions to your business. Please disclose how the allocations among elements of compensation may vary depending on a particular named executive officer's overall contributions.

Elements of Compensation, page 20

10.   We note that you allow your employees, including your named executive officers, who receive over 10,000 stock options each year to receive a portion of their option grant (up to 20%) in the form of restricted stock. We further note that such

restricted stock awards vest completely after five years with no interim vesting periods and if any employee receiving restricted stock is terminated for any reason, he or she would not receive the underlying shares of stock. Please expand your disclosure to discuss the restricted stock awards as they relate to your named executive officers and discuss the impact of a change-in-control or death or disability on these awards.

11.   We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

<u>Certain Relationships and Related Transactions, page 26</u>

12.   We note that the company reviews all relationships and transactions in which the company and your directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Please provide additional information describing your policies and procedures, such as any standards to be applied pursuant to such policies or whether such policies are in writing. Refer to Item 404(b)(1) of Regulation S-K.

13.   We note that Mr. Paul Dooley, Mr. Patrick Flynn, Mr. Connor Flynn and Mr. Ross Cooper are each employed by the company with cash salaries commensurate with their positions. Please revise your disclosure to quantify each individual's cash salary. Refer to Item 404(a) of Regulation S-K and the text of the Securities Act Release 33-8732A, marked by footnote 449.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor